Filed by CF Finance Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

Date: August 4, 2021

Transcript – Seeking Alpha Interview with Blair LaCorte – 8/4/2021

Josh Kincaid:

Welcome back to Seeking Alpha. I'm Josh Kincaid, capital markets analyst, today interviewing CEOs. My next guest, Blair LaCorte. He's the CEO of AEye. Blair, thanks for being with us at Seeking Alpha.

Blair LaCorte:

Sure, glad to be here.

Josh Kincaid:

So for those that don't know AEye, you're creating high-performance active AI-driven LiDAR systems for vehicle autonomy, advanced driver assistance, and robotic vision applications to save lives and propel the future of transportation. You also are going public via a SPAC, so lots to talk about Blair. So jump right into it, what is AI?

Blair LaCorte:

Sure. Well, that was a mouthful. I think you've got all of our background in one sentence. Look, the way I would think about this investment is it's a combination of a macro trend and a very, very specific bet on edge computing and AI, applied to what I'll explain is the LiDAR market. The macro bet is that assets are going to get smarter, and autonomy has become the big trend. I'm old enough to have ridden through a few trends in my life, did a few IPOs in the late '90s. When the internet came out, little did we know that really what we were doing is commoditizing communication, making it free, basically free.

Blair LaCorte:

After that we saw distributed computing with the Blackberry and then the iPhone, and after that, we saw a tremendous investment in business intelligence and AI. What I would tell you today about what we're doing in this LiDAR, which is vision systems, is we're combining those different technology trends into the capability to make assets smarter so that they can do things by themselves, sometimes only for a period of time, and sometimes completely by themselves. And we believe that's going to unlock a tremendous amount of productivity and safety in a lot of the vertical markets out there.

Josh Kincaid:

So you mentioned safety, I kind of want to touch on that point. Before we do though, kind of want to dive into LiDAR, for example. So I think you could be a client to somebody like Tesla. They could maybe license your technology. My understanding is that they were using something like LiDAR, it wasn't really working for them, so they switched to cameras. So they're still using one system. What I got from you guys and your website was that the best autonomous driving systems will incorporate multiple sensors, and that it's the redundancy of the data capture processing and data together. Processing it at the edge will enable companies to achieve full, safe autonomy eventually. I kind of added that. We'll get into that, but you said anyone who says different is being irresponsible and dangerous. So maybe before we get into the safety, can you say the importance of having maybe multiple sensors and technologies incorporated into autonomous driving?

Blair LaCorte:

Sure, and listen, we can focus on automotive first, because I think it's easy for people to interpret, but remember, these are vision systems that make any asset smarter. So whether it's a rail car that's looking at platforms and crossings, whether it's in a construction vehicle looking at throughput or safety issues in a closed-loop environment, or it's a car where we're adding in features to it, we're talking about the same thing. People don't add technology, especially in a consumer product like cars. The only reason they're going to add a technology like LiDAR in is it either makes it safer, so increase my safety rating so there's more value to my consumer, or I can add a new feature, I unlock a new feature that someone is willing to pay for.

Blair LaCorte:

In our case, high-performance LiDAR unlocks highway autopilot, which we believe is the next big feature for consumer automotive. So I believe the safety and the new features are combined. It turns out that you don't want to have highway autopilot unless it really increases safety as well. So that's kind of the way we look at it, is look at it through the eyes of the customer.

Josh Kincaid:

And so when is that going to be out? So eventually, I think you said something like at least 10 years out, so the public needs to trust that these technologies are going to work. I think we saw an automated bus down in Las Vegas in 2019. I was in an automated BMW at the Las Vegas Convention Center in December 2019, and it wasn't ready yet, kind of still had to have a driver behind it. So when predicting full autonomy, where are we at? I think Elon Musk has been predicting it for a while, but are we still a ways out? When can consumers and investors expect that?

Blair LaCorte:

So I think that's one of the big misconceptions. Again, if we go back to the first principles, this is a major technology trend. We're implementing vision systems into vehicles and into construction vehicles, trains to make them safer and smarter. Autonomy is already here. In fact, there was a AAA study done a few years ago when we started to come up with automatic breaking and skid control, which said that until people experienced it, they didn't even realize how much they loved it. And so we've been adding autonomy into cars for the past 7 to 10 years, and I think we'll continue to adapt it for the next 5 to 10 years, but you're going to see the benefit of it very, very quickly in this next generation of cars.

Blair LaCorte:

The question from a consumer standpoint is, do you need a fully-autonomous car, or do you want a semi-autonomous car? Now, different business model in say the B2B markets, where you can take the utilization of some asset from 4% to 94%. you'll see full autonomy in trucking or in some of the construction vehicles much quicker than you're going to see it in your car, but don't be fooled, you're going to be buying autonomy and getting value out of autonomy the next couple of years.

Josh Kincaid:

Is the automotive industry a key revenue driver for you, or do you have military contracts? Essentially, who are your clients, and what is the key drivers of your margins?

Blair LaCorte:

Yeah, it's a great question. We usually get asked about the technology differentiation, but really the business model and how you drive adoption is a huge piece of what's happening in the LiDAR market today. The way we look at the automotive market is that in the past, when you take a look at technologies like radars or cameras or RFID, it's been a great market to integrate technology and a durable good at high volume, and it does two things. One is it brings up reliability, and the second is it reduces costs, which makes adoption go up in the other market. So for us, automotive is the tip of the spear. I know you were alluding to our military background. It's the tip of the spear in the sense that there's a great opportunity to have what we'll call a closed-loop system like highway autopilot in a lot of vehicles very, very quickly.

Blair LaCorte:

But then we use those same components, that same technology to actually penetrate industrial markets, which today, believe it or not, industrial markets are much greater users of LiDAR than automotive is today. So we look at them as symbiotic. I think that's a difference in our business model than most of the companies out there. Most companies either gear themselves towards a very focused product towards automotive, or a very focused product towards industrial. Our components are reusable and configurable into any market, because we believe this is a ubiquitous technology.

Josh Kincaid:

What are some of the challenges? I think some of the complications are trying to automate Manhattan, for example, I would think. What are some of the other maybe long-term solutions that you're trying to create?

Blair LaCorte:

Sure. Listen, it's the same challenge that a human has. And this may be a surprising statistic, but 92% of accidents are caused by humans being distracted, not that we couldn't have seen or processed or interpreted our environment. Now, we have great breadth. We can range from New York City to the desert in Utah. We can go from snow storms to sunny days where we're putting down the visor or putting on sunglasses. So humans are extremely good at actually interpreting an environment in motion. And just to use our technical term, it's the ability to optimize both spatial and temporal, how quickly you scan. In fact, in humans, 80% of our scan, most people are surprised, is done in our visual cortex, not in our brain, and 40% of your perception of the world is done with other senses like hearing.

Blair LaCorte:

So when you say, "What are our challenges," our challenge is to be better than a human visual cortex, because we know the computer won't get distracted. So really, what we're trying to do is biomimic how humans interpret the world, and the way we've done that is to build a software-driven adaptive system. Now, in every market for sensors, you'll have the hard-wired passive things that do the same thing every time and collect data. In the military, what we spent a lot of time on, with high risk, high speeds where you can't miss anything, is the ability for a system to adapt to its environment and be situationally aware.

Blair LaCorte:

So what makes our LiDAR very, very different is that we architected it to be able to change as the environment changed. The world isn't static, and therefore the way you interpret the world cannot be static, or you're spending a lot of time in the trunk trying to process data. That's why when people ask me, "Why can't these robo-taxis go over 35 miles an hour," is because they're collecting passive data, and it takes so long to process it. They've moved too far from the last scan. So the answer is we actually have the software capabilities today to be adaptive. We just happen to have built the first system that can actually take advantage of that in hardware.

Josh Kincaid:

I would think that would give peace of mind too. That automated bus was taken offline in Vegas, and I just saw something about LiDAR, maybe with Tesla picking up the moon as a construction cone. So would think that having multiple technologies built in would be nice, and give peace of mind to users and consumers and investors alike. Let's jump into the SPAC. Tell us what that process is, what the advantages are, how that whole process worked out.

Blair LaCorte:

Sure. Look, I have been fortunate enough to be in eight different industries, and I've had eight positive outcomes for investors. So that sounds like a very heady comment, but let me step back for a second and unpack it. I actually grew up in an entrepreneurial family, in fact, two entrepreneurial families. So I've been an entrepreneur in some sense since I was eight years old. That said, what I realized is my real skill growing up that way was to be able to help entrepreneurs. In helping entrepreneurs, it's always about two things. One is the ability to be a quick start to figure things out, and the other is to be a fact-finder and understand what you're looking at so you don't make mistakes. I look at the SPAC market as just another trend, which is... Back in the late '90s, I did two IPOs on the NASDAQ, which back then was really a wild west.

Blair LaCorte:

I mean, the NASDAQ was letting tech companies do things that they couldn't have done, and what you saw was the funding of an industry that actually drives the US economy. So a market came out, it allowed liquidity. What you're seeing today with SPACs is that as we move from horizontal development of technology, which means... I was at Sun Microsystems, developed hardware. Then I was at a software company [inaudible 00:11:47], fourth-largest software company, developed software. Today, it's not so much about the core technology. It's about the implementation of that technology to a vertical market like automotive. And so when you're doing that, it actually takes a little bit longer, because you not only have to build technology, but you have to have technology that can be implemented, manufactured, and then pushed through the supply chain.

Blair LaCorte:

So SPACs have offered businesses like ours, auto tech businesses, the capability to avoid what Elon Musk had to do with Tesla, which was sell, sell, sell, sell, sell, raise, raise, raise, raise, raise, went public, but then had to continue to raise money. What SPACs allowed us to do was actually take a timeframe, three to five years, and actually show our investors how much money we needed and which benchmark we had to hit. So for us, we could have continued to privately fund, but we decided that this was a trigger point for us to accelerate our implementation both into the automotive markets, but as I said before, we also sell into the industrial markets as well. So SPACs are a mechanism, a mechanism to actually bring funding in.

Josh Kincaid:

Well, tell us a little bit about the profit margins so far this year leading up to the IPO. What should investors be excited about?

Blair LaCorte:

Sure. We're actually, again, at the early stages of implementing technology, so it's much less about revenue than it is about the partners we have and the business model we have and the margins that we built into it. So we're a little bit different than many other companies in our space. You'll see a lot of companies in the LiDAR space hardware focus and direct sales. We actually sell into the automotive market through partners, so we have very, very high margins. For those of you who have invested in these kinds of technologies before, much more like a Mobileye set of margins or an ARM Limited set of margins, where we're getting pure licensing revenue, working with some of the largest distributors in the world to actually sell and support our technology.

Blair LaCorte:

In the industrial markets, conversely, we actually do sell hardware and software complete into things like rail and DOD and intelligent traffic systems, but we're able to use the high volume in our licensing market to reduce the hardware costs. Our go-to-market model is very, very different than a lot of our competitors, and we think that's our major advantage. When you take a look at stock price and take a look at the Mobileye or the ARM Limited valuations, while we may have lower revenue, we have much higher gross margins, much higher EBITDA margins, and we believe we'll have much higher stock appreciation.

Josh Kincaid:

Has the semiconductor shortage hit you guys at all? Curious if you guys are using just-in-time delivery, and if the global supply chain hiccup has affected your production and manufacturing.

Blair LaCorte:

Sure. The easy answer is directly it has not hit us, because we're just moving into mass production. But what I would tell you is that as a good partner, it has hit the car companies, even more than I think that we realize as consumers. I mean, for instance, we see the manifestations of it. Used car prices have gone up because of the limitation in new cars. You can see it in some of the earnings reports. So our partners have actually had to deal with this. We believe they're coming out of it, but it has been a really big thing. We didn't understand the unintended consequences of COVID, where you would have the consumer market fighting against the industrial and automotive markets for the same key components because of what happened with consumer sales. So directly, hasn't hurt us at all. It hasn't hurt our revenue or our contracts, but we're very cognizant of the fact that the car industry is working its way out of that, and that we have to be very patient.

Josh Kincaid:

Yeah, I just bought a brand new car two weeks ago, and it's got an analog speedometer, so it's kind of funny.

Blair LaCorte:

Right. But this is one of the ones where you have to actually really step back and appreciate the innovation. A lot of people think, "Well, global supply chains and car companies been around for 150 years." They have been innovating and changing and figuring out how to actually deploy under very, very difficult circumstances, first the Chinese supply chain and then the IC thing. So a lot of innovation comes out of the auto industry, and I think we'll look back at this time period and actually find that they did a lot of business innovation to continue to grow with this IC shortage.

Josh Kincaid:

I think there has been innovation, but I think we also grew up with the Jetsons thinking there'd be flying cars by 2020. So do you have any crystal ball predictions? Are you going to be a part of some future technology, whether automotive or military or otherwise? Can you tell us what this technology might do down the road?

Blair LaCorte:

Excuse the pun, down the road. Sure. Look, it's always dangerous to philosophize or predict, but I can with confidence tell you that what you're seeing in auto tech is a macro trend. We have, I think to use a cliche, crossed the Rubicon. You will see EVs, and from the inside out, I can tell you EVs are happening. And you just saw another announcement the other day, where people are setting stakes in the ground, and they're shutting down lines and buying into other things. So that's going to happen. And I also believe when you start to get to an EV where you have fewer moving parts and you have basically a computer on wheels, you're also going to see the cars get much, much smarter, and that includes autonomy. Autonomy is the first thing.

Blair LaCorte:

Can it drive itself? The second thing is how can it transfer information back and forth for derivative uses. These two trends to have just started, and that's why I believe people like Tesla are being so highly valued. Now, like every market, the leaders are highly valued, and then money comes in to help competition, and that's what you're seeing today. So I am extremely bullish in auto tech, and I'm extremely bullish for vision systems like ourselves, especially LiDAR, which is the only really deterministic sensor. A lot of people ask me, "Are cameras and radar bad?" I hear a lot of LiDAR companies say they want to replace them. I think that's a [inaudible 00:18:24]. Humans use multiple sensors. Cars are going to use... We're going to be 10 times better than human vision. We're going to use multiple sensors. You brought it up earlier, both for redundancy, but also for orthogonal data.

Blair LaCorte:

When you use hearing to foveate and then focus, that's data you could not have got from vision, and the same thing is true of radar and cameras. Radars go long distances through bad weather. And cameras, when it's the right conditions, have great contrast. The difference in what LiDAR does, and this is a really simple analogy, it's the only thing that can not guess. Cameras and radar guess what's out there. A LiDAR system tells you in 3D what's out there, and it's absolutely definitive. So when people say, "Well, why do you need a LiDAR system to get full autonomy," you can have a LiDAR system that a human doesn't have to back up. You can't have a camera or a radar system that a human doesn't have to be paying attention. Now, whether that's just on the highway or it's just when you're parking or it's full-time, that will be an implementation for each of the car makers to decide what you want and you know how quickly you want it.

Blair LaCorte:

But I can tell you for sure that we've been using LiDAR... One of misconceptions is LiDAR is a new thing. It's been around for 60 years. We use it in all of our automated targeting, our missile defense, our ISR systems, our telecommunication systems. You see it on the low end. It's in your iPad and your iPhone. When you go to the target range and you're using a laser pointer, that's LiDAR. It's a very simplistic form of it. We will be implementing LiDAR into everything as a macro trend. The real question will be, what type of LiDAR, and how quickly will it get adopted? The question is not whether LiDAR will be a dominant force over the next 10 years in making assets smarter. So obviously I'm passionate, but I have a track record. I've had eight positive outcomes, and I believe that is because I look macro trends and I pick areas where I think that change matters and pick good teams. And so I'm extremely excited.

Josh Kincaid:

Americans love their cars. My ability for crystal ball predictions is terrible. When I was in Japan and I first saw a Mini Cooper, I was like, "There's no way Americans are going to want this teeny little car. We love our huge SUVs," and then next thing you know, we're driving around in little teeny boxes. So what's going to happen with the adaptation of LiDAR? Is it going to be as scary as gasoline cars initially were, or is this going to be just something that people adopt right off the bat?

Blair LaCorte:

Look, all I can look at is... One of the advantages, again, we talked before the interview of being a little bit older is that you see patterns. And the pattern I see in technology adoption, again, back to the AAA study that we referenced, once people experience technology... Actually, the acceleration, I think it went from a 20% positive Q score to an 85% within one year after people started to see automatic breaking. They didn't want to give up control, but once they realized it was additive to their ability to drive, it wasn't taking away their ability to drive, it was accepted. And I think that a part of the challenge you brought up earlier is when we first started to talk about autonomy, we defined it as full autonomy and robo-taxis. And when we first started to talk about LiDAR, we talked about it as it would replace everything.

Blair LaCorte:

And I think it's great at the beginning of a market, but what we're finding now is that there's going to be a lot of different types of autonomy. Again, how you apply it, the car companies will apply it, or the rail companies will apply it. And I think LiDAR will be additive to cameras and radar. They're very inexpensive now, $40, $50, up to $100, so why would we take out redundant sensors if they add value? And that's my personal opinion. So I think you're going to see adoption... I think in radar, the adoption curves went over 15 years. I think in cameras, it was less than 10 years. We're talking about adoption curves which I think are well below five years for LiDAR, just because we've actually seen it before. You understand what that beeping noise makes when the car is trying to communicate with you now for a radar and a camera. And so the LiDAR system will just be something you say, "Oh, naturally, I can see what else it can do for me." So that's my prediction, is the adoption rates are going to be much faster than people think.

Josh Kincaid:

I would imagine the cities, the metropolitan areas would adopt that right off the bat. I know Seattle traffic is horrendous. I can get some work done on the way to work, even better.

Blair LaCorte:

Right. And there's a great example in there as well. I was talking to my kids the other day, and I said, "Look, it's not just that cars need to be smarter. Infrastructure needs to be smarter. How much do you think an average traffic light costs?" And of course I set them up, but it's about $500,000, and it can be $10,000 a year just for maintenance. So when you have an asset like that, just like you have a car that you want to make smarter, making infrastructure smarter and being able to actually send cars messages and bring down to... If we can show how to add value, what we're talking about in adding in a deterministic sensor is the best investment that you could make. So that's where we are today.

Blair LaCorte:

We're at that leading edge, and that's why you have seen a lot of LiDAR companies globally arise. When people ask me, "Well, is there a room for five LiDAR companies in the world," the reality is that we started 10 years ago with 85. So this has been a vetting process, pretty similar to an Olympic journey. Now we're at the point where you have the best and the brightest. The question again will be, as an investor, what's your bet? For us, we believe that smart, adaptive LiDAR through a business model where we use channel partners to sell will be the place that we actually drive the best stock returns. There's other people who have different opinions, but we've been around for a little while, and we expect that will be the right decision.

Josh Kincaid:

Where are you at online? If there's potential investors with this SPAC IPO, congratulations by the way, where can they find you at? [crosstalk 00:24:43].

Blair LaCorte:

Sure. So our website, just for a bit of trivia, the name AEye actually has multiple meanings. One is artificial eye. Unfortunately, there is a company out there called [AudioEye 00:24:56] who owns the AEye website. Our website is AEye, A-E-Y-E, .ai. And the other thing that is great about our name is because we uniquely use edge processing and artificial intelligence inside our sensor, every time you say our name, it reminds you that we're smart. So AEye.ai. Today, we've announced... Our merger partner is CFAC, so you can see CFAC and CFAC units as well. But we've announced that very quickly, we have a shareholder vote on the 12th, then that will be listing. Obviously, our expectation is that we'll be listing under the symbol LIDR, L-I-D-R after that. But whether you own CFAC or you own LIDR, it's really the same stock.

Josh Kincaid:

All right. Well, I think with that, we're going to wrap this one up. I want to thank my guest, Blair LaCorte, CEO of AEye. Blair, thanks for being with us at Seeking Alpha.

Blair LaCorte:

Hey, Josh, thanks. Have a great day.

Josh Kincaid:

Appreciate it. I'm Josh Kincaid. This is Seeking Alpha. Don't forget to like, share, and subscribe. Thanks.

****

About AEye

AEye is the premier provider of high-performance, active LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state active LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures. For more information, please visit www.aeye.ai.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III (“CF III”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

About Cantor Fitzgerald

CF III is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

This communication relates to the proposed transactions between CF Finance Acquisition Corp. III (“CF III”) and AEye, Inc. (“AEye”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, CF III has filed a registration statement on Form S-4, which includes a definitive proxy statement/prospectus. The definitive proxy statement/ prospectus has been sent to all CF III stockholders. CF III may also file other documents regarding the transactions with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions, CF III and AEye.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transactions. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transactions may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III or AEye , nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the definitive proxy statement/prospectus on Form S-4 relating to the business combination, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.